

## Advantage Announces 2011 Year End Financial Results and Provides Interim Guidance

### (TSX: AAV, NYSE: AAV)

**CALGARY, ALBERTA,** March 22, 2012 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the financial and operating results for the year ended December 31, 2011. **The following press release summarizes and discusses the unconsolidated financial and operating highlights for Advantage (excludes Longview Oil Corp).**

| | Three months ended December 31, 2011 | | Three months ended September 30, 2011 | |
|---|---|---|---|---|
| **Financial ($000, except as otherwise indicated)** | **$000** | **per boe** | **$000** | **per boe** |
| Petroleum and natural gas sales | $ 48,293 | $ 23.24 | $ 52,090 | $ 25.09 |
| Royalties | (4,481) | (2.16) | (5,917) | (2.85) |
| Realized gain on derivatives | 7,262 | 3.49 | 6,598 | 3.18 |
| Operating expense | (10,191) | (4.90) | (12,239) | (5.89) |
| **Operating** | **40,883** | **19.67** | **40,532** | **19.53** |
| General and administrative [(1)] | (4,400) | (2.12) | (4,164) | (2.00) |
| Finance expense [(2)] | (2,984) | (1.44) | (3,926) | (1.89) |
| Miscellaneous income | 88 | 0.04 | 411 | 0.20 |
| **Funds from operations** | **33,587** | **$ 16.15** | **32,853** | **$ 15.84** |
| Dividends from Longview | **4,417** | | **4,418** | |
| **Total** | **$ 38,004** | | **$ 37,271** | |
| per share [(3)] | $ 0.23 | | $ 0.23 | |
| | | | | |
| Expenditures on property, plant and equipment | $ 75,572 | | $ 40,627 | |
| Working capital deficit [(4)] | $ 70,564 | | $ 43,166 | |
| Bank indebtedness | $ 142,548 | | $ 67,695 | |
| Convertible debentures (face value) | $ 86,250 | | $ 148,544 | |
| Shares outstanding at end of period (000) | 166,304 | | 165,934 | |
| Basic weighted average shares (000) | 166,249 | | 165,647 | |
| **Operating** | | | | |
| Daily Production | | | | |
| Natural gas (mcf/d) | 127,265 | | 125,250 | |
| Crude oil and NGLs (bbls/d) | 1,378 | | 1,693 | |
| Total boe/d @ 6:1 | 22,589 | | 22,568 | |
| Average prices (including hedging) | | | | |
| Natural gas ($/mcf) | $ 3.78 | | $ 4.17 | |
| Crude oil and NGLs ($/bbl) | $ 89.14 | | $ 68.10 | |

(1) General and administrative expense excludes non-cash G&A and non-cash share-based compensation.
(2) Finance expense excludes non-cash accretion expense.
(3) Based on basic weighted average shares outstanding.
(4) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the current portion of other liability

**Production Growth, Reduced Costs & Hedging Deliver Solid Financial & Operating Results**

➢ Production for the fourth quarter of 2011 averaged 22,589 boe/d (94% natural gas), comparable to the immediate prior quarter. Production in Q4 2011 at Glacier was partially impacted due to facility downtime associated with equipment modifications related to our Phase IV development program. During 2011, production growth at Glacier to 100 mmcf/d substantially offset the sale of approximately 6,000 boe/d of oil assets to Longview Oil Corp. as of April 14, 2011.

➢ Operating costs for the current quarter were $4.90/boe compared to $5.89/boe during the third quarter of 2011. The significant reduction this quarter was primarily the result of a one-time $1.7 million equalization credit related to a gas processing facility. Excluding this equalization, Advantage operating costs are $5.72/boe for Q4 2011 with Glacier operating costs at $1.80/boe.

➢ Advantage's royalty rate during the fourth quarter of 2011 was 9.3% as compared to 11.4% in the prior quarter. The reduced royalty rate is due to a higher percentage of production from Glacier and lower natural gas pricing.

➢ Funds from operations for Q4 2011 were $33.6 million or $0.20 per share, slightly higher than the third quarter of 2011 despite a 12% reduction in AECO Canadian natural gas prices. Funds from operations for 2011 were $143.3 million or $0.87 per share. Realized hedging gains for Q4 2011 and full year 2011 were $7.3 million and $26.9 million, respectively.

➢ In addition to the funds from operations, Advantage also received tax-free dividend income of $4.4 million this quarter and $11.8 million for 2011 as a result of its 63% ownership in the shares of Longview Oil Corp. ("Longview").

➢ Capital expenditures for the three months and year ended December 31, 2011 were $77.2 million and $202.1 million, respectively, primarily related to completing Glacier's Phase III expansion in March 2011 and commencing our Glacier Phase IV expansion program in July 2011. Capital expenditures at Glacier were $178.6 million in 2011.

➢ Bank indebtedness at December 31, 2011 was $142.5 million a decrease of 51% since December 31, 2010 primarily due to proceeds received from the sale of certain oil-weighted assets to Longview and cash flow from operating activities. Bank indebtedness increased during Q4 2011 predominantly due to two convertible debentures that matured in December 2011 for the sum of $62.3 million. We have one remaining convertible debenture outstanding for $86.2 million that will mature in January 2015.

➢ Bank debt to annualized cash flow at the end of the fourth quarter is 1.1x and 1.7x including convertible debentures. Bank indebtedness is expected to increase during the remainder of our budget cycle as we continue with capital activity during H1 2012.

➢ Advantage retains balance sheet flexibility at December 31, 2011 with an undrawn credit facility of $132.5 million and a 63% ownership in the shares of Longview which had an asset value of $298 million at December 31, 2011.

**Glacier – Montney Potential Enhanced with Discovery of Natural Gas Liquids & Significant Increase in Reserves & Resource Potential**

**(refer to Advantage press release dated March 15, 2012 and the Sproule Resource Assessment Table & Definitions attached to this press release)**

➢ Our Phase IV drilling program began in late July 2011 and included drilling 22 gross (21.5 net) Upper Montney wells and 7 gross (7 net) "evaluation wells" to investigate additional layers of Montney potential specifically in the Middle Montney and to test new completion techniques in the Lower Montney.

➢ To date, evaluation in the Middle Montney has revealed natural gas liquids ("NGL's") potential in 3 separate layers. Four horizontal wells have been tested and demonstrated well production test rates between 1.1 to 4.4 mmcf/d at an average flowing pressure of 350 psi (calculated at the end of each 90 hour flow test). Significant natural gas liquids content was observed in the gas analyses and free condensate was noted on flow back from 3 of the 4 wells. Liquid yields are internally estimated to range from 25 bbls/mmcf to 50 bbls/mmcf assuming a shallow cut refrigeration process. Liquid yields can be increased through construction of a higher cost facility which involves a deep cut liquids extraction process. We estimate liquid yields would increase to the range of 57 bbls/mmcf to 90 bbls/mmcf assuming a deep cut liquids extraction process. The propane, butane and condensate components are estimated to comprise 46% to 60% of the liquid yield in a deep cut liquids extraction process.

➢ We caution that we are very early in this evaluation and more delineation and analysis will have to be undertaken in order to ascertain the drilling economics of the three Middle Montney layers. However, our low operating cost and royalty structure at Glacier could provide significant benefits to reduce threshold economics in support of a potential liquids rich Middle Montney program. Several options are available for liquids processing including undertaking modifications at our existing Glacier gas plant, accessing the nearby Alliance pipeline which accommodates NGL's or use of current pipeline interconnections to a third party deep cut facility which has spare processing capacity.

➢ The discovery of NGL's in the Middle Montney along with the recognition of additional contingent & prospective resources in the Upper, Middle and Lower Montney have significantly enhanced the resource potential as recognized in Sproule's updated Glacier Montney Resource Assessment as of February 29, 2012.

➢ Sproule's updated Glacier Montney resource assessment resulted in a 320% increase in the Total Petroleum Initially in Place ("TPIIP") to 10 Tcf gross raw (9.33 Tcf raw AAV working interest) and identified substantial contingent and prospective resources in six layers within our Montney formation. The 2P reserves plus contingent resource best estimate increased by 90% to 2.49 TCF which represents only 27% of the TPIIP as compared to our year end 2011 2P Montney reserves of 1.096 Tcf which represents only 12% of the TPIIP.

➢ In the Middle Montney, Sproule assigned a contingent resource 0.61 Tcf (best estimate) which previously had no assignment. In addition, Sproule also identified NGL's Initially In Place ("NGLIIP") of 156.34 million bbls and an ultimate recoverable resource best estimate of 50.8 million bbls based on an estimated liquid yield of 32 to 40 bbls/mmcf for the Middle Montney formation.

➢ Our high quality asset at Glacier contains significant scope and scale as validated by Sproule's resource assessment and is underpinned with one of the lowest cost structures in Western Canada which provides Advantage with a significant drilling inventory. Our recent drilling which involved lateral and vertical delineation through the very thick Montney formation across our contiguous land block has added another dimension to Glacier, specifically with the Middle Montney. We estimate that the current drilling inventory at Glacier to be in excess of 900 wells which only includes development of 3 layers in the Montney formation.

**Looking Forward – Glacier Phase IV Production Ramp-up Deferred Due to Low Natural Gas Prices**

➢ Our capital budget for the twelve month period ending June 30, 2012 was set at $216 million of which $200 million is focused on a Phase IV development program at Glacier with two key objectives: i) increase throughput capacity at our Glacier gas plant from 100 mmcf/d to 140 mmcf/d by the second quarter of 2012 and ii) further evaluate the Middle and Lower Montney formations.

➢ To date, we have drilled 29 gross (28.5 net) Montney horizontal wells at Glacier as part of our Phase IV capital program and have recently began delineation in the Middle Montney which has revealed the potential for natural gas liquids. Current behind pipe volumes are estimated to be 37 mmcf/d including wells that have been tested and existing wells that are currently restricted as a result of our 100 mmcf/d Glacier gas plant capacity. An additional 14 Montney wells have been drilled and are awaiting completion.

➢ As a result of the prevailing low natural gas pricing environment, production at Glacier will be maintained between 90 mmcf/d to 100 mmcf/d until we see a sustained increase in natural gas pricing. We will utilize our inventory of 29 gross (28.5 net) Montney wells that have been drilled to maintain targeted production rates at Glacier by producing and/or completing these wells as required. Additionally, we believe that the high industry activity levels that have increased service and supply costs could subside during the latter part of 2012 which would benefit natural gas development economics.

➢ We believe that it is prudent to maintain capital spending discipline and financial flexibility in this current natural gas price environment. We also believe that the current price of natural gas is unsustainable for generating sufficient full cycle economic returns in the vast majority of North American natural gas plays and anticipate an improvement in the natural gas price environment. As a result, we are positioning our Glacier gas plant with the capability to ramp up production capacity to 140 mmcf/d by completing modifications as planned in our Phase IV capital program.

➢ At this time, we are providing interim guidance for the six months ending June 30, 2012:

| | |
|---|---|
| Production average | 22,800 boe/d to 23,400 boe/d |
| Royalty rate | 8% to 10% |
| Operating expense | $5.70/boe to $6.00/boe |
| Capital expenditures | $65 million to $75 million |

➢ Additional capital budget and guidance details will be provided pending our evaluation of future delineation plans for our liquids rich Middle Montney formation in order to determine the natural gas and NGL production and reserves potential. This evaluation will include detailed analysis and interpretation of recent geological, engineering and completions data which we obtained from our Middle Montney Phase IV wells. In addition, we have 1 remaining Middle Montney well and 2 Lower Montney wells that are drilled and are awaiting completion which we anticipate undertaking after spring break-up. We expect the results of this information and our evaluation to provide more information in regard to determining a systematic delineation plan for the balance of 2012 and beyond.

➢ We will continue with a technically focused and financially disciplined approach to create value from our Glacier property and will revisit our 2012 capital spending plans as required taking into account commodity price and market dynamics.

**Consolidated Financial Statements and MD&A**

➢ Advantage's audited consolidated financial statements for the year ended December 31, 2011 together with the notes thereto, and Management's Discussion and Analysis for the three months and year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

## Appendix A – Resource Assessment

The following three tables summarize the results of Sproule's updated resource assessment:

| Resource Categories (AAV working interest, Raw) [1] | Tcf |
|---|---|
| Total Petroleum Initially In Place (TPIIP) | 9.33 |
| Discovered Petroleum Initially in Place (DPIIP) [2] | 7.49 |
| Undiscovered Petroleum Initially in Place (UPIIP) [3] | 1.84 |

(1) TPIIP, DPIIP and UPIIP have been estimated using a zero percent porosity cut-off (sandstone log scale). The Montney formation is approximately 300 meters thick at Glacier. Sproule's analysis identified 6 potential layers consisting of 1 layer in the Upper Montney, 3 layers in the Middle Montney and 2 layers in the Lower Montney. With the exception of the lowest layer in the Lower Montney, all other layers exist across the entire Glacier land block.

(2) There is no certainty that it will be commercially viable to produce any portion of the resources.

(3) There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

| Reserves & Contingent Resources (AAV working interest, Sales) [1] [2] | Low Estimate | Best Estimate | High Estimate |
|---|---|---|---|
| **Natural Gas** | | | |
| Reserves (Tcf) [3] [4] | 0.699 | 1.096 | 1.260 |
| Contingent Resources (Tcf) [5] [7] | 1.071 | 1.394 | 2.291 |
| Total Reserves Plus Contingent Resources (Tcf) | 1.770 | 2.490 | 3.551 |
| **Natural Gas Liquids** [6] | | | |
| Reserves (mbbls) | 0.0 | 0.0 | 0.0 |
| Contingent Resources (mbbls) [7] | 19,225 | 27,854 | 41,967 |

(1) All DPIIP other than cumulative production, reserves and contingent resources have been categorized as unrecoverable.

(2) Recoverable gas volumes were estimated using a 4 well per section development in each of the 6 layers within the Montney formation at Glacier. Recovery factors were assigned to each layer based on the actual production performance of the Upper and Lower Montney as reference and then adjusting the recovery factor for each layer to reflect differing geological characteristics.

(3) Reserves have only been assigned primarily to the Upper Montney and Lower Montney, with a nominal volume assigned to the Middle Montney for vertical well recompletions.

(4) For reserves, the Low Estimate are proved reserves, the Best Estimate are 2P reserves and the High Estimate are 2P plus possible reserves. Cumulative production of 52 bcf have been added to the reserves volumes.

(5) Contingent resources are assigned to the Upper Montney, Middle Montney and Lower Montney. Contingent resources for each section and layer were assigned if there was a sustained gas test within 2 miles of the section, otherwise, the resource was classified as prospective undiscovered resources.

(6) Liquid yields are unique to each layer and were estimated based on the gas composition of gas samples from each layer.

(7) The contingencies Sproule identified to convert contingent resource into reserves are specific to each layer and generally include the following :
1. Development maturity including the number of sustained well tests and the amount of production information. Sproule identified that even the Upper Montney is still in the early stages of development and that not all sections have been tested at Glacier.
2. The lack of infrastructure to facilitate full development in the short term including the required processing facilities to extract NGL's in certain Montney layers.

3. Economic contingencies dictating a slower pace of development with current gas prices in sections that are farther from existing gas gathering infrastructure in the Upper Montney and Lower Montney and lower initial rates in the Middle Montney layers which may be partially offset by higher liquid yields.

| Prospective Resources (AAV working interest, Sales) [1] [2] [3] | Low Estimate | Best Estimate | High Estimate |
|---|---|---|---|
| Natural gas (Tcf) | 0.389 | 0.578 | 0.852 |
| Natural gas liquids (mbbls) | 15,616 | 22,960 | 33,526 |

**(1)** All UPIIP other than prospective resources have been categorized as unrecoverable
**(2)** Recoverable gas volumes were estimated using a 4 well per section development in each of the 6 layers within the Montney formation at Glacier. Recovery factors were assigned to each layer based on the production performance of the Upper and Lower Montney as reference and then adjusting each layer to reflect differing geological characteristics.
**(3)** Prospective resources were assigned to the Middle Montney and Lower Montney if there were no sustained gas tests within 2 miles of the section.

# Appendix B — Reserve and Resource Definitions

**Reserves** are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates as follows:

**Proved Reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

**Probable Reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

**Possible Reserves** are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

**Resources** encompasses all petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including Discovered and Undiscovered (recoverable and unrecoverable) plus quantities already produced. "Total resources" is equivalent to "Total Petroleum Initially-In-Place". Resources are classified in the following categories:

**Total Petroleum Initially-In-Place ("TPIIP")** is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered.

**Discovered Petroleum Initially-In-Place ("DPIIP")** is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.

**Contingent Resources** are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.

**Undiscovered Petroleum Initially-In-Place ("UPIIP")** is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially in place is referred to as "prospective resources" and the remainder as "unrecoverable."

**Prospective Resources** are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

**Unrecoverable** is that portion of DPIIP and UPIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

**Uncertainty Ranges** are described by the Canadian Oil and Gas Evaluation Handbook as low, best, and high estimates for reserves and resources as follows:

**Low Estimate***:* This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

**Best Estimate:** This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

**High Estimate:** This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

For further information contact:

Investor Relations
**Toll free: 1-866-393-0393**

**ADVANTAGE OIL & GAS LTD.**
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

**Advisory**
*The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, future production; effect of increased production at Glacier on 2011 corporate operating costs; corporate royalty rates; the focus of capital expenditures; targeted production at Glacier; timing of drilling, completions and testing; drilling plans; expected operating costs at Glacier; expected royalty rate for a new Glacier Montney well; projected cash flows at Glacier; Advantage's hedging program and strategy; terms of the transaction with Longview Oil Corp.; Advantage's objectives with respect to the Glacier property; expected benefits to Advantage as a result of completion of the expansion at Glacier, Alberta; and effect on production from completion of the current facilities and infrastructure expansion work in Glacier, Alberta. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.*

*Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.*

*These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.*

*With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.*

*These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.*

*References in this press release to initial production test rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.*

*Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.*

*The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.*